January 4, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

RE: Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K furnished November 2, 2022
File No. 001-06714

Dear Ms. Mohammed and Ms. Cvrkel:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 12, 2022 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 of Graham Holdings Company (the “Company”), and to the Form 8-K furnished November 2, 2022.

Form 8-K furnished November 2, 2022

Exhibit 99.1, page 14

1.We note the non-GAAP adjustments to eliminate net losses (gains) on marketable equity securities and net interest expense related to the fair value adjustment of the mandatorily redeemable noncontrolling interest appear to be changing the basis of accounting applied under U.S. GAAP. Please tell us how you considered whether these adjustments substitute individually tailored recognition and measurement methods, which could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

The Company respectfully acknowledges the Staff’s comment and believes that its adjustments to eliminate losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest do not substitute individually tailored recognition and measurement methods that violate Rule 100(b) of Regulation G and thus is not prohibited under the Staff’s guidance in Question 100.04 of the Division of Corporation Finance’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“CDI 100.04”). The Company believes the adjusted net income, after taking into account these adjustments, does not contain an untrue statement of material fact; nor does it omit to state a material fact that would make the presentation of the adjusted net income misleading when taken together with the information accompanying these adjustments.

The Company believes that providing the non-GAAP financial measure, adjusted net income, enhances the investors’ ability to evaluate the financial performance of our core business operations on a comparable basis from period to period. This non-GAAP financial measure is provided as supplemental information to the financial measures that are calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

When determining the nature of items to be excluded from net income in determining adjusted net income, the Company identifies items that it believes neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying performance of its businesses. The Company believes that excluding items of this nature provide the Company’s investors with a better understanding of our underlying business performance and enables investors to compare our underlying business performance from period to period. These items are also excluded from incentive and compensation arrangements and debt covenant calculations.

The Company believes that including adjustments for (i) losses (gains) on marketable equity securities, and (ii) net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest are consistent with the objectives of the Company’s non-GAAP financial measures described above and is not misleading when viewed in context with the information that accompanies those measures.

The Company owns a large portfolio of equity securities and considers these investments as a source of liquidity to finance working capital requirements, capital expenditures, interest payments, potential acquisitions and strategic investments, and dividends and stock repurchases. High volatility in stock prices results in significant fluctuations in the fair value of the marketable equity securities from period to period and the resulting gains and losses included in the reported net income in accordance with GAAP. The volatility in stock prices resulted in the Company recording losses of $172.9 million in the first nine months of 2022 compared to gains of $177.0 million recorded in the first nine months of 2021. These gains and losses for any particular period are not part of the core business operations of the Company or indicative of the underlying business performance, and the Company believes they distort the comparability of the Company’s financial performance from one period to the next for investors.

The mandatorily redeemable noncontrolling interest represents the ownership portion of a group of minority shareholders in a subsidiary of the Company’s Healthcare business. The Company measures the redemption value of this minority ownership on a quarterly basis with changes in the fair value recorded as interest expense or income, which is included in net income for the period. The change in fair value for any particular period is not part of the core business operations of the Company or indicative of the underlying business performance, and the Company believes this distorts the comparability of the Company’s financial performance from one period to the next for investors. Furthermore, the Company believes the change in fair value distorts the actual amount of interest the Company pays on its borrowings, which creates challenges for investors when evaluating the cost of financing from one period to the next.

The adjustments to eliminate losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest are not individually tailored recognition and measurement methods as these adjustments (i) do not shift the measure from an accrual basis of accounting to a cash or modified basis of accounting, (ii) do not include transactions that are also reportable in another company’s financial statements, (iii) do not reflect only part of an accounting concept, and (iv) do not render the measurement inconsistent with the underlying economics or ignore certain aspects of the economics. The Company adjusts the entire amount related to losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest calculated in accordance with GAAP and does not substitute an alternative recognition or measurement method for these amounts. The Company does not adjust for timing differences, increase/decrease the GAAP amount included in the financial statements or change the nature of the transaction. These adjustments do not directly relate to the core performance or revenue generating activities of the Company’s business operations. The Company has applied this methodology on a consistent basis when determining adjusted net income.

The Board of Directors uses non-GAAP diluted Earnings per Share (“EPS”) as a basis for determining executive compensation. The annual bonus plan for executive officers approved by the Board of Directors adjusts the non-GAAP diluted EPS to eliminate losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest. The long-term cash incentive compensation plan for executives also excludes the effect of these adjustments when measuring the performance of the Company’s respective businesses in determining the compensation paid to the executive officers. The Company believes presenting non-GAAP measures that are used by management and the board of directors to evaluate the performance of the Company for making compensation decisions provides their investors with valuable information.

The Company’s debt covenant also makes adjustments to net income for these two items. The financial covenants of the Company’s revolving credit facility specifically adjusts Consolidated Net Income (defined as net income in accordance with GAAP) for the following items in calculating Consolidated EBITDA (Defined in Section 1.01 of Second Amended and Restated Five Year Credit Agreement filed as an exhibit to From 10-Q for the Quarterly Period Ended June 30, 2022):

i.Consolidated Interest Expense of the Company and its Subsidiaries (in accordance with GAAP), and
ii.any unrealized losses and gains of the Company and its Subsidiaries for such period attributable to the application of “mark to market” accounting in respect of marketable equity securities and hedging agreements.

The Consolidated EBITDA is used to compute the “Total Net Leverage Ratio” and “Consolidated Interest Coverage Ratio” per section 1.03 of Article V of the Second Amended and Restated Five Year Credit Agreement. While the debt covenant requires an adjustment for all interest expense to arrive at Consolidated EBITDA, the Company believes it is more informative to investors to present the measure “adjusted net income” since it does not add back the interest expense on debt necessary to operate the Company's core business operations.

The Company believes it is informative for investors to have the same information available to them that the Company uses to understand our results, determine executive compensation and calculate our financial debt covenants, which information excludes the effect of losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest as a supplement to our GAAP results. Accordingly, excluding these adjustments enhances the comparability and consistency of the Company’s key financial measures from period to period and helps investors analyze the core performance of the Company’s business operations.

Based on the Company’s evaluation of Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes that excluding the effect of losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest from adjusted net income does not constitute an individually tailored recognition or measurement method. The Company is not substituting an alternative recognition or measurement method for the losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest. Rather, the Company is removing the entire amounts related to the effect of losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest, which is calculated in accordance with GAAP, when determining adjusted net income. The full amount of the effect of losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest continue to be reflected in our results in accordance with GAAP in the same periods in which the non-GAAP adjustments are reflected.

Notwithstanding the foregoing, in future filings, the Company will enhance our existing disclosure regarding our exclusion of the effect of losses (gains) on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest from our applicable non-GAAP financial measures. The Company plans to include the following supplemental disclosure in future filings:

“The gains and losses on marketable equity securities relate to the change in the fair value (quoted prices) of its portfolio of equity securities. The mandatorily redeemable noncontrolling interest represents the ownership portion of a group of minority shareholders at a subsidiary of the Company's Healthcare business. The Company measures the redemption value of this minority ownership on a quarterly basis with changes in the fair value recorded as interest expense or income, which is included in net income for the period. The effect of gains and losses on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest are not directly related to the core performance of the Company’s business operations since these items do not directly relate to the sale of the Company’s services or products. The accounting principles generally accepted in the United States (“GAAP”) require that the Company include the gains and losses on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest in net income on the Statement of Operations. The Company excludes the gains and losses on marketable equity securities and net interest expense related to fair value adjustments of the mandatorily redeemable noncontrolling interest from the non-GAAP adjusted net income because these items are independent of our core operations and not indicative of the performance of our business operations.”

* * * *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at (703) 345-6473 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marcel A. Snyman
Marcel A. Snyman Vice President and Chief Accounting Officer

cc:	Nasreen Mohammed
Linda Cvrkel
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